`								December 15, 2005



Mr. Robert S. Taylor
Executive Vice President, Treasurer and Chief Financial Officer
Superior Energy Services, Inc.
1105 Peters Road
Harvey, Louisiana 70058


	Re:	Superior Energy Services, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
		File No. 333-22603


Dear Mr. Taylor:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. We note you filed a Form S-4 to register your 8.875% Senior Notes, due May 2011 in July of 2001. In addition, we note you included within the Form S-4 condensed consolidating financial information related to certain subsidiary guarantors of the notes. Under Rules 3-
10(f) and 3-10(i)(8) of Regulation S-X, you are required to also include subsidiary guarantor financial information and related disclosures in the periodic reports you are required to file under the Exchange Act. Please comply with these reporting requirements, or tell us why you believe they are no longer applicable.


Closing Comments

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




	You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief


Mr. Robert S. Taylor
Superior Energy Services, Inc.
December 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010